SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NUTRIBAND INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

67092M208

(CUSIP Number)

Tel: (407) 377-6695

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Gareth Sheridan, Chief Executive Officer

121 South Orange Ave., Suite 1500

Orlando, Florida 32801

(407) 377-6695

Copies to:

Michael Paige

Michael Paige Law PLLC

3508 Lowell Street

Washington, DC 20037

(202) 363-4791

Fax: (202) 457-1678

April 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67092M208	Schedule 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON T.I.I. - JETSERVICES, LDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-*
	8	SHARED VOTING POWER 1,324,017
	9	SOLE DISPOSITIVE POWER -0-*
	10	SHARED DISPOSITIVE POWER 1,871,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,871,112*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.06%*
14	TYPE OF REPORTING PERSON CO (Corporation)

*	The calculations in this Schedule of ownership percentages of Reporting Persons are based on 11,106,185 shares of common stock outstanding as of August 31, 2024.

CUSIP No. 67092M208	Schedule 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON NOCIATA HOLDING LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-*
	8	SHARED VOTING POWER 2,371,614
	9	SOLE DISPOSITIVE POWER -0-*
	10	SHARED DISPOSITIVE POWER 4,179,842
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,179,842*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32,37%
14	TYPE OF REPORTING PERSON CO (Corporation)

CUSIP No. 67092M208	Schedule 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON VITALE BOTGROS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-*
	8	SHARED VOTING POWER 2,371,614*
	9	SOLE DISPOSITIVE POWER -0-*
	10	SHARED DISPOSITIVE POWER 4,179,842*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,179,842*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.37%*
14	TYPE OF REPORTING PERSON IN(Individual)

Mr. Botgros’ address is c/o Nociata Holding Limited, 1Apriliou, 47 Demetriou Bldg., 2,1st Floor, Flat/Office 12, 3117 Limassol, Cyprus.

CUSIP No. 67092M208	Schedule 13D	Page 5 of 9 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D/A relates to shares of the common stock, par value $0.001 per share (the “common stock”), of Nutriband Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 121 South Orange Ave., Orlando, FL 32801.

This Amendment 1 to Schedule 13D (this “Amendment”) amends the initial filing of the Schedule 13D (the “Schedule 13D Original Filing”) filed on January 23, 2024 by the following Reporting Persons; TII- JETSERVICES, LDA, a corporation incorporated in Portugal (sometimes hereinafter referred to as “Jet Services”); Nociata Holding Limited, a Cyprus corporation (sometimes herein referred to as “Nociata”); and Vitale Botgros, a resident of Cyprus.

The Reporting Persons are filing this Amendment to report the issuances of shares of Issuer common stock and warrants to purchase shares of common stock to the Reporting Persons resulting from investments in the Issuer by Reporting Persons as set forth herein.

This Amendment does not restate disclosures in the Schedule 13D Original Filing that are not being amended, and should be read in conjunction with the Schedule 13D Original Filing.

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D Original Filing.

Item 2.	Identity and Background

(b) The address of the principal office of the Reporting Persons is c/o Nociata Holding Limited, 1Apriliou, 47 Demetriou Bldg., 2,1st Floor, Flat/Office 12, 3117 Limassol, Cyprus.

(c) The name, residence or business address, present principal occupation or employment and citizenship (or state of organization) of each director, executive officer, trustees, general partner, managing member, control person of the Reporting Persons are listed on Schedule I hereto. The principal business of Jet Services is aviation services.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, neither any Reporting Person nor any of the persons controlling any such Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

It is expected that from time the Reporting Persons will review their investments in the Issuer and may, depending on the market and other conditions: (i) in the case of Jet Services, convert future principal amounts added to the $5,000,000 creditline note of the Issuer held by Jet Services (the “Note”), under which there are no amounts outstanding as of the filing date of this Schedule; (ii) purchase additional shares of common stock or equity securities of the Issuer; and (iii) sell all or a portion of the shares of common stock of the Issuer now beneficially owned or related derivatives hereafter acquired by it. Except as set forth in this Item 4, no Reporting Person has any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons hold the common stock of the Issuer for investment purposes. Depending on the factors discussed herein, a Reporting Person may, from time to time, acquire additional shares of common stock and/or retain and/or sell all or a portion of the shares of common stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the common stock held by the Reporting Person to other entities. Any actions Reporting Person might undertake will be dependent upon the Reporting Person’s evaluation of numerous factors, including, among other things, the price levels of the common stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments.

From time to time, representatives of the Reporting Persons may engage in discussions with the Board and/or members of the Issuer’s management team concerning, including, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer. The Reporting Persons may individually express views to the Board and/or members of the Issuer’s management team and/or the public through social media or other channels with respect to the Issuer’s business, products and service offerings.

CUSIP No. 67092M208	Schedule 13D	Page 6 of 9 Pages

Item 5.	Interest in Securities of the Issuer

As of September 1, 2024, Vitalie Botgros may be deemed to beneficially own, in the aggregate, 2,370,774 shares of the Issuer’s common stock and warrants to purchase approximately 1,808,228 shares of common stock, issued to Jet Services and Nociata in various financing transactions with the Issuer or open market purchases of publicly-traded warrants of the Issuer (NTRB). Nociata owns !00% of the equity of Jet Services and itself is 100% owned by Mr. Botgros. In addition to warrants issued in financing transactions of the Issuer with Jet Services holds warrants to purchase 547,095 shares of common stock and (of which warrants 134,635 are the publicly-traded Issuer warrants (NTRBW). A detailing of financing transactions with companies affiliated with Vitale Botgros follows:

1.	TII Jet Services, LDA. The Issuer, on March 19, 2023, entered into a three-year $2,000,000 credit line facility with Jet Services, drawdowns under which bear interest at the rate of 7% per annum. The credit line does not permit conversion by the lender of amounts outstanding under the line into common stock. The credit line provides the Issuer with assistance in the financing, through the FDA approval process and into commercial scale manufacturing, for the Issuer’s patented lead product, AVERSA™ Fentanyl, an abuse-deterrent fentanyl transdermal system.

2.	The Issuer on July 13, 2023, entered into an amended three-year $5,000,000 credit line facility (replacing the $2,000,000 facility that the Issuer entered into on March 19, 2023 (the “Note”), drawdowns which bear interest at the rate of 7% per annum.

3.	Pursuant to a Conversion Agreement dated December 19, 2023, Jet Services agreed to convert $2,000,000 of the outstanding principal and accrued interest as of December 19, 2023, of the Note of the Issuer held by Jet Services (as amended and restated), into 1,026,720 shares of common stock, par value $0.001 per share, of the Issuer at a price of $2.00 per share.

4.	On April 19, 2024, the Issuer completed an $8,400,000 equity financing with European investors (the “Offering”) of 2,100,000 Units, at a price of $4.00 per Unit, each Unit consisting of one share of common stock (“Shares”) and a Warrant to purchase two Shares of common stock (the “Warrants”). The Warrants have an exercise price of $6.43, are exercisable by payment of the exercise price in cash only and expire April 19, 2029, five years from the date of issuance. The offering was made solely to investors resident outside the United States and was not registered under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any jurisdiction, including any jurisdiction outside the United States, but was made privately by the Issuer pursuant to the exemptions from registration provided in the SEC’s Regulation S and other exemptions under the Securities Act. The Reporting Persons, Jet Services and Nociata. on April 19, 2024, invested $520,000 and $2,100,000, respectively, of their corporate funds to purchase 130,000 and 525,000, respectively, of the Issuer’s Units, at a price of $4.00 each,.

5.	Pursuant to a Conversion Agreement dated May 14, 2024, Jet Services (the “Holder”) agreed to convert $300,000 of the outstanding principal and accrued interest as of May 14, 2024, of the Note of the Issuer held by Holder into 76,230 shares of common stock, par value $0.001 per share, of the Issuer at a price of $4.00 per share, as set forth in below table. Common stock purchase warrants, expiring May 14, 2029 and exercisable at $6.43 per share, to purchase 152,460 shares of common stock, were issued to the Holder in connection with the conversion of $300,000 of outstanding principal of and accrued interest on the Note.

CUSIP No. 67092M208	Schedule 13D	Page 7 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to: transfer or voting of any of the securities of the Issuer or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1.	Creditline Promissory Note (Amended and Restated as of July 13, 2023)– Incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 14, 2023.

2.	Note Conversion Agreement, dated December 19, 2023 – Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 29, 2023.

3.	Form of Subscription Agreement – Incorporated by reference to Exhibit No. 10.32 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 23, 2024.

4.	Form of Warrant -- Incorporated by reference to Exhibit No. 4.19 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 23, 2024.

5.	Note Conversion Agreement, as amended-- Incorporated by reference to Exhibit No. 10.34 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 3, 2024.

CUSIP No. 67092M208	Schedule 13D	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D/A is true, complete and correct.

Dated: September 19, 2024

TII Jet Services, LDA

/s/ Viorica Carlig

Nociata Holding Limited

/s/ Viorica Carlig

/s/ Vitalfe Botgros

CUSIP No. 67092M208	Schedule 13D	Page 9 of 9 Pages

SCHEDULE I

The name, principal occupation or employment, business address, citizenship (or state of organization) and shares of common stock of the Issuer beneficially owned by each manager, executive officer, director or control person of the Reporting Person are set forth below.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
Vitale Botgros	CEO of Nociata Holding Limited, a Cyprus limited company, and ultimate beneficial owner of shares of Issuer owned by Jet Services and Nociata. Mr. Botgros is able to exercise control of such Reporting Persona through ownership of 100% of the outstanding shares of Nociata Holding Limited that in turn owns all of the outstanding shares of TII-Jet Services, LDA.	(1)	Romania	4,179,842	(2)

Viorica Carlig	President of Reporting Person TII Jet Services, LDA	(3)	Portugal	0

(1)

The business address of these persons is Rua das Ladieras 5, Porto Santo, Portugal 9400-131 for Jet Services and 1Apriliou, 47 Demetriou Bldg. 2,1st Floor, Flat/Office 12, 3117 Limassol, Cyprus for Nociata.

(2)

Nociata Holding Limited, the owner of all of the shares of the TII Jet Services, LDA, controls TII Jet Services LDA, and is the holder 525,000 shares of common stock in the Issuer purchased in the Issuer’s equity financing that was completed April 19, 2024, in which financing TII Jet Services, a Reporting Person, purchased 130,000 shares of common stock,

(3)

Ms. Carlig disclaims beneficial ownership of these shares of the Issuer’s common stock held by the Reporting Persons, TII Jet Services, LDA and Nociata Holding Limited*.

Mr. Botgros is the beneficial owner of 100% of the shares of common stock of the Issuer held by the above two Reporting Persons.